One Atlantic Center

1201 West Peachtree Street

Atlanta, GA  30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

November 18, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Beth Frohlichstein

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	Steadfast Apartment REIT, Inc.
File No. 333-191049

Dear Ms. Frohlichstein:

This letter sets forth the response of our client, Steadfast Apartment REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated October 29, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”).  The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR.  For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

We may compete with Steadfast Income REIT and other affiliates of our . . . , page 29

1.             Comment:   We note your response to comments 13 and 18 of our comment letter dated October 3, 2013. Please revise your disclosure here and on page 80 to also address the affiliates of your sponsor, other than Steadfast Income REIT, that may compete with the registrant. In your discussion, please include details such as the number of programs with a similar investment strategy, whether such programs are currently raising funds, and the amount of cash currently available for investment. Please also briefly explain how these affiliated programs and entities may compete with you.

Response:   Steadfast Income REIT, Inc. is the only investment program currently sponsored by or affiliated with the Issuer’s sponsor which may directly compete with the Issuer for investment opportunities.   The Issuer notes that the disclosure at page 29 currently states that Steadfast Income REIT is the only such program that may compete with the Issuer for investment opportunities.  The Issuer has revised the

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

disclosure on page 83 to further clarify that Steadfast Income REIT is only investment program currently sponsored by or affiliated with the Issuer’s sponsor which may directly compete with the Issuer for investment opportunities.

Adverse Business Developments, page 88

2.             Comment:   We note your response to comment 20 of our comment letter dated October 3, 2013. Please revise your disclosure to provide additional details regarding the circumstances surrounding the Steadfast Yuba programs, including an explanation of why Steadfast Yuba City I, LLC and Steadfast Yuba City II, LLC are in discussions with their lender. In addition, please include a discussion of the programs in Tables III and IV that experienced material adverse business developments. Please refer to Section 8.A.2. of Industry Guide 5.

Response:   The Issuer has revised the disclosure on page 88 in response to the Staff’s comments.

Table II, page A-3

3.             Comment:   We note your response to comment 24. Please either revise to include an additional column that aggregates payments to the sponsor in the most recent three years from all other programs and indicate in a footnote the number of programs involved, or revise Table IV to include cumulative sponsor compensation for closed programs as discussed in CF Disclosure Guidance Topic No. 6.

Response:   The Issuer has revised the disclosure in Table IV in response to the Staff’s comments.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Ana Marie del Rio